UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550 and 333-270088) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 20, 2023, the Company announced new analyses from the blinded and ongoing open-label extension (OLE) portions of ACcomplisH, the Company’s Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial of TransCon CNP in children ages 2-10 years with achondroplasia. In the trial, all 57 patients have now completed one year of treatment with TransCon CNP (navepegritide) at 100 µg/kg/week, the dose agreed with regulatory agencies for the active arm in the pivotal ApproaCH Trial.

Ascendis analyzed available data for patients who only received TransCon CNP at the 100 µg/kg/week dose in either blinded or OLE part and were treated for one year (n=19), compared to those administered placebo for one year (n=15). Results showed that these TransCon CNP treated patients (data available for 9-16 patients) showed significant improvements in health-related quality of life and disease impacts compared to those receiving placebo (data available for 5-13 patients).

Assessments were performed with the SF-10 and Achondroplasia Child Experience Measure (ACEM), with statistically significant improved outcome in TransCon CNP treated versus placebo for:

•	SF-10 Physical Summary (p=0.002, ages 5 years and older)

•	ACEM Daily Living Function (p=0.047)

•	ACEM Emotional Well-being (p=0.045)

The 46 children switching from placebo or a lower dose of TransCon CNP to the 100 µg/kg/week dose in the OLE demonstrated improved growth after one year of treatment, similar to the growth benefits seen in the 11 children treated with 100 µg/kg/week in the one-year randomized, double-blind period of ACcomplisH.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: December 20, 2023	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer